UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 12, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
(“Harmony” or “the Company”)

OPERATIONAL UPDATE for the nine months ended 31 March 2022 (“Q3 FY22”)
RETREATMENT OPERATIONS SHINE; LONG-TERM OBJECTIVES AND FULL YEAR GUIDANCE STILL ON TRACK DESPITE A TOUGH THIRD QUARTER
Johannesburg, South Africa. Thursday, 12 May 2022. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to report its operational performance for the nine months ended 31 March 2022.
Over the past few quarters, there has been a renewed wave of uncertainty, specifically for gold, as inflation seems to be returning after an almost 30-year hiatus. This uncertainty has been compounded by concerns of low economic growth, the increasing risk of conflict and further supply chain disruptions.
Despite our stringent controls and leaner operating model, we are not immune to the effects of rising costs. Cost increases are now a worldwide concern and it is imperative we continue to scrutinise our costs while adapting to what seems to be a period of higher inflation with protracted supply chain disruptions.
Encouragingly, Harmony has made significant progress in resolving and adapting to the various disruptions which impacted production across its operations in South Africa and Papua New Guinea during the course of this financial year.
Amidst the global uncertainty, we remain focused on our long term goals and objectives. Uncertainty creates both risks and opportunities but we continue investing in our people and in quality assets to improve our structural profitability. We remain committed to creating shared value through the effective and disciplined allocation of capital in order to take advantage of these opportunities. Our strategy is to produce safe, profitable ounces and improve margins through operational excellence and value-accretive acquisitions. By delivering on our four strategic pillars, the balance between meeting our short-term goals and achieving our longer-term objectives will be maintained as we continue “Mining with Purpose”.
Nine months of the financial year 2022 (“FY22”) – Key operational metrics*#

	Unit	Y-on-Y %	Nine months FY22	Nine months FY21	Comments
Gold revenue	Rm	2%	30 669	30 166	Higher gold price received and higher production from South African operations
Gold price	R/kg	1%	877 249	868 964	Higher US$ gold price amidst global geopolitical uncertainty and inflation concerns contributed to a higher Rand gold price received
Gold produced total	kg	-2%	34 357	34 969
Overall production was impacted in the third quarter as a result of the Hidden Valley overland conveyor belt failure, adverse ground conditions at Moab Khotsong, and safety-related stoppages at Mponeng and Bambanani as a result of seismicity. Continuous load-shedding and water outages in the Free State have negatively impacted the square meters mined

	oz	-2%	1 104 598	1 124 274
Gold production – South Africa	kg	2%	32 051	31 470	9-months production from Mponeng and Mine Waste Solutions in this reporting period compared to 6-months in the comparable period
Gold production – Hidden Valley	kg	-34%	2 306	3 499	Lost production as a result of the failure of the overland conveyor belt
Underground total tonnes milled	t’000	3%	4 762	4 618	Improvement from Tshepong Operations, Moab Khotsong, Joel and Doornkop alongside a full 9-months production from Mponeng
Underground yield	g/t	-3%	5.39	5.54	Adverse ground conditions at Moab Khotsong alongside the seismicity at Mponeng and Bambanani. We are mining out Bambanani and this mine will be closed at the end of June 2022
On-going development capital	Rm	21%	2 074	1 717	Normalisation of capital expenditure post Covid-19. Tshepong Operations, Mponeng and Doornkop primary drivers of the increase

Major capital	Rm	67%	787	470	Planned capital expenditure at Tshepong sub-75 decline, the Zaaiplaats project and Great Noligwa pillar project at Moab Khotsong, Mponeng Carbon Leader project and West complex pump station project
All-in sustaining cost (“AISC”)	R/kg	15%	825 925	720 572	Normalisation of capital expenditure post-Covid-19, lower Q3 FY22 production at Hidden Valley, Bambanani, Tshepong Operations, Target 1, Moab Khotsong and Mponeng
	US$/oz	20%	1 703	1 416
Average exchange rate	US$/Rand	-5%	15.09	15.82	Rand strengthened against the US$ year on year
Adjusted EBITDA**	Rm	-19%	7 613	9 439	Lower production and higher AISC
*    The financial information has not been reviewed by the Company’s external auditors
**    The Company reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) and non-recurring events. For the reporting period, the non-recurring events include the gain on bargain purchase and acquisition-related costs. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity
#    Quarter-on-quarter operational tables are available on our website: www.harmony.co.za

Health and safety
The Company continues to prioritise the safety of its employees. Through passionate leadership, resilient management systems, effective risk management and organisational learning, Harmony is developing an engaged and interdependent workforce who display a proactive relationship to safety.
January and February 2022 already served as testimony that we are on the correct trajectory, with zero loss of life incidents recorded during these two months. Several notable milestones and achievements were recorded during the third quarter of FY22. The lost-time injury rate was maintained below 6 for the second consecutive quarter at 5.99 per million shifts.
It is therefore with deep regret that Harmony reports that one employee, Mr. Makoae Cosmas Makhang, a tramming team leader at Doornkop, lost his life in a work-related incident on 11 March 2022. The Company sends its heartfelt condolences to the family and loved ones of our colleague who tragically passed away.
We are still in the process of investigating the multiple loss of life which occurred during routine engineering infrastructure-related work at our Kusasalethu mine, near Carletonville, which we announced on 9 May 2022. While the timing of the incident happened outside of this reporting period, we pay our respect to those who lost their lives. It is our priority to support the families of the deceased as well as everyone impacted by this tragedy and ensure it never happens again. The names of those who passed away will be released once all family members have been informed.
Harmony applies a holistic approach to the health of its employees. This approach includes initiatives aimed at preventing the spread of Covid-19, mitigating the impact thereof, curbing occupational diseases and improving the overall wellness of its employees. The Covid-19 response and vaccination teams have invested significant time in the management of Covid-19 at our operations. Currently, all employees are eligible to be vaccinated at the vaccination sites established at our operations with 85% of our employees having received a second vaccination.
Please see the Company’s website for more information on its safety and health initiatives and the incidents reported during the quarter, as well as the Harmony Risk Management guide.
Operational performance to date
The South African operations delivered a 2% increase in production to 32 051kg (1 030 459oz) for the nine months ended 31 March 2022 from 31 470kg (1 011 778oz) for the nine-month period ended
31 March 2021 (“the comparable period”). Much of this increase was attributable to the additional three months’ production from Mponeng and related assets in this nine-month period compared to only six months’ production in the comparable period.
Gold production during quarter three of financial year 2022 has been particularly challenging with electricity and water supply constraints persisting at our South African operations. With safety as our top priority, we delayed accessing certain higher-grade areas at Moab Khotsong to ensure that these areas were structurally well-supported before mining activities continued and stopped mining in areas impacted by seismicity at Mponeng and Bambanani. We are mining out Bambanani and this operation will be closed at the end of June 2022.
Overall production quarter on quarter was down 11% to 10 131kg (325 719oz) in Q3 FY22 from 11 358kg (365 165oz) in Q2 FY22. Group cash operating unit cost increased by 14% quarter-on-quarter to R767 292/kg from R672 745/kg (an increase of 16% to US$1 569/oz from US$1 356/oz) – primarily as a result of Hidden Valley. We expect Hidden Valley to return to normalised levels of production in the fourth quarter of FY22.
For the nine months to date, total cash operating costs for the group increased by 14% to R23 952 million from R20 978 million (an increase of 20% to US$1 588 million from US$1 326 million) against the comparable period. Most of the increase is attributable to the acquisition of Mponeng and related assets in financial year 2021 (“FY21”). Excluding Unisel (which was closed in FY21), and Mponeng and related assets, group cash operating costs increased by only 8% to R19 574 million from R18 092 million (an increase of 13% to US$1 297 million from US$1 143 million).
For the nine months to date, cash operating unit cost for the group increased by 16% to R697 146/kg from R599 910/kg (an increase of 22% to US$1 437/oz from US$1 179/oz) against the comparable period. The unit cost increase was higher than the total cash cost increase due to the abovementioned production challenges.
Annual production, cost and grade guidance
With one quarter’s production remaining for FY22, we are confident that we will achieve our previously revised annual guidance (announced in February 2022) of:
•1 480 000 to 1 560 000oz in total production
•overall AISC guidance of R805 000/kg to R835 000/kg and
•underground grade guidance at 5.40 to 5.57g/t
AISC
Harmony’s overall AISC for the reporting period increased by 15% to R825 925/kg from R720 572/kg (an increase of 20% to US$1 703/oz from US$1 416/oz). This remains within guidance. The primary reason for the increase was the reduced production as a result of the overland conveyor belt failure at Hidden Valley.
South African operations’ AISC increased by 10% to R797 014/kg from R726 100/kg (an increase of 15% to US$1 643/oz from US$1 427/oz).
At Hidden Valley, we anticipate a significant improvement in AISC as production returns to normalised levels.
Hedging
The Company’s hedging strategy is proving to be successful as its approach to hedge more selectively supports stronger margins and cash flows. The average forward Rand gold price on the hedge book is at R1 037 000/kg on a net position of 413 000oz at the end of the third quarter. Harmony will only hedge when it is certain that it can achieve a minimum margin of 25% above AISC and inflation.
Balance sheet and liquidity
Net debt has reduced substantially over the nine months, with a R350 million (US$24 million) decrease to R603 million (US$41 million) at 31 March 2022 from R953 million (US$65 million) at 31 March 2021. Quarter on quarter, net debt remained stable at R603 million (US$41 million) compared to R612 million (US$38 million) at 31 December 2021.
Adjusted EBITDA at 31 March 2022 decreased 19% to R7 613 million (US$521 million) compared to R9 439 million (US$639 million) at 31 March 2021.
The Company’s balance sheet remains strong with net debt to EBITDA stable at 0.1 times.
On 25 February 2022, an interim dividend of 40 SA cents (2.7 US cents) per share was declared and paid on 11 April 2022 in line with our policy of paying 20% of net free cash generated to shareholders.

Papua New Guinea
Discussions with the government of Papua New Guinea are ongoing as it relates to permitting and delivering the much-anticipated Wafi-Golpu project. At Hidden Valley, production has normalised and the Hidden Valley mine life extension project continues as planned.
ESG in action
Harmony remains an example of well-embedded Environment, Social and Governance (ESG) practices in action. This is encapsulated in the words “Mining with Purpose”. More information can be found in our Task Force on Climate-related Financial Disclosures and ESG reports at www.har.co.za

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (RAND/METRIC)

		Nine months ended	SOUTH AFRICA
UNDERGROUND PRODUCTION
			Tshepong operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground
Ore milled	– t'000	Mar-22	1 167	701	615	139	315	657	345	458	365	—	4 762
		Mar-21	1 123	656	442	167	257	624	371	538	383	57	4 618
Yield	– g/tonne	Mar-22	4.48	6.94	7.32	8.03	3.36	4.06	4.13	7.46	3.85	—	5.39
		Mar-21	4.77	8.36	7.83	8.84	3.98	4.27	3.38	5.75	3.97	4.33	5.54
Gold produced	– kg	Mar-22	5 226	4 868	4 502	1 116	1 057	2 668	1 424	3 415	1 407	—	25 683
		Mar-21	5 358	5 486	3 459	1 477	1 022	2 663	1 255	3 095	1 520	247	25 582
Gold sold	– kg	Mar-22	5 263	4 866	4 515	1 125	1 064	2 730	1 421	3 476	1 416	—	25 876
		Mar-21	5 262	5 461	3 250	1 453	1 005	2 630	1 274	3 069	1 494	242	25 140
Gold price received	– R/kg	Mar-22	885 165	885 941	917 957	877 664	884 992	879 473	890 521	885 622	889 311	—	890 681
		Mar-21	862 411	868 317	920 517	873 290	867 458	874 219	890 027	870 183	826 924	925 979	874 123
Gold revenue[1]	(R'000)	Mar-22	4 658 626	4 310 989	4 144 574	987 372	941 631	2 400 962	1 265 431	3 078 421	1 259 265	—	23 047 271
		Mar-21	4 538 005	4 741 880	2 991 680	1 268 890	871 795	2 299 195	1 133 894	2 670 593	1 235 425	224 087	21 975 444
Cash operating cost (net of by-product credits)	(R'000)	Mar-22	3 771 500	3 098 908	3 279 364	891 578	957 203	1 829 006	1 336 876	2 300 049	1 119 348	—	18 583 832
		Mar-21	3 646 124	2 864 447	1 891 369	866 356	838 601	1 601 328	1 234 973	2 232 842	1 074 876	178 154	16 429 070
Inventory movement	(R'000)	Mar-22	22 581	(68 962)	37 140	9 918	3 221	29 239	(5 821)	14 389	715	—	42 420
		Mar-21	(74 187)	8 075	3 675	(15 032)	(12 864)	(20 782)	6 782	(15 366)	(22 126)	3 679	(138 146)
Operating costs	(R'000)	Mar-22	3 794 081	3 029 946	3 316 504	901 496	960 424	1 858 245	1 331 055	2 314 438	1 120 063	—	18 626 252
		Mar-21	3 571 937	2 872 522	1 895 044	851 324	825 737	1 580 546	1 241 755	2 217 476	1 052 750	181 833	16 290 924
Production profit	(R'000)	Mar-22	864 545	1 281 043	828 070	85 876	(18 793)	542 717	(65 624)	763 983	139 202	—	4 421 019
		Mar-21	966 068	1 869 358	1 096 636	417 566	46 058	718 649	(107 861)	453 117	182 675	42 254	5 684 520
Capital expenditure	(R'000)	Mar-22	1 090 513	592 872	428 026	25 444	145 839	328 257	275 462	148 239	36 609	—	3 071 261
		Mar-21	769 822	457 707	343 844	48 812	128 354	316 598	274 479	147 212	17 005	—	2 503 833
Cash operating costs	– R/kg	Mar-22	721 680	636 588	728 424	798 905	905 585	685 534	938 817	673 514	795 557	—	723 585
		Mar-21	680 501	522 138	546 796	586 565	820 549	601 325	984 042	721 435	707 155	721 271	642 212
Cash operating costs	– R/tonne	Mar-22	3 232	4 421	5 332	6 414	3 039	2 784	3 875	5 022	3 067	—	3 903
		Mar-21	3 247	4 367	4 279	5 188	3 263	2 566	3 329	4 150	2 806	3 126	3 558
Cash operating cost and capital	– R/kg	Mar-22	930 351	758 377	823 498	821 704	1 043 559	808 569	1 132 260	716 922	821 576	—	843 168
		Mar-21	824 178	605 569	646 202	619 613	946 140	720 213	1 202 751	769 000	718 343	721 271	740 087
All-in sustaining cost	– R/kg	Mar-22	906 720	718 295	847 203	842 684	1 048 263	777 090	1 124 321	726 124	850 225	—	834 860
		Mar-21	828 079	604 840	701 250	638 621	966 315	682 872	1 164 805	788 756	745 626	782 126	749 497
Operating free cash flow margin[2]	%	Mar-22	(4)%	14%	11%	7%	(17)%	10%	(27)%	20%	8%	—%	6%
		Mar-21	3%	30%	25%	28%	(11)%	17%	(33)%	11%	12%	20%	14%

¹ Includes a non-cash consideration to Franco-Nevada (Mar-22: R370.984m, Mar-21: R231.013m), excluded from the gold price calculation
² Excludes run-of-mine costs for Kalgold (Mar-22: R1.224m, Mar-21:- R2.703m) and Hidden Valley (Mar-22: R293.954m, Mar-21: -R16.974m)

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (RAND/METRIC)

		Nine months ended	SOUTH AFRICA							Hidden Valley	TOTAL HARMONY
			SURFACE PRODUCTION						TOTAL SOUTH AFRICA
			Mine Waste Solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface
Ore milled	– t'000	Mar-22	17 924	4 662	3 020	6 776	1 084	33 466	38 228	2 285	40 513
		Mar-21	11 211	4 646	3 012	7 193	1 121	27 183	31 801	2 750	34 551
Yield	– g/tonne	Mar-22	0.128	0.122	0.141	0.326	0.80	0.19	0.84	1.01	0.85
		Mar-21	0.122	0.126	0.141	0.373	0.74	0.22	0.99	1.27	1.01
Gold produced	– kg	Mar-22	2 299	567	427	2 209	866	6 368	32 051	2 306	34 357
		Mar-21	1 372	587	424	2 681	824	5 888	31 470	3 499	34 969
Gold sold	– kg	Mar-22	2 277	561	418	2 274	873	6 403	32 279	2 258	34 537
		Mar-21	1 340	580	426	2 623	827	5 796	30 936	3 513	34 449
Gold price received	– R/kg	Mar-22	748 486	883 768	890 847	895 073	882 457	839 958	880 620	829 066	877 249
		Mar-21	747 663	806 409	869 277	887 894	878 695	844 639	868 599	872 186	868 964
Gold revenue[1]	(R'000)	Mar-22	2 075 286	495 794	372 374	2 035 397	770 385	5 749 236	28 796 507	1 872 031	30 668 538
		Mar-21	1 232 882	467 717	370 312	2 328 947	726 681	5 126 539	27 101 983	3 063 988	30 165 971
Cash operating cost (net of by-product credits)	(R'000)	Mar-22	1 193 631	328 102	215 004	1 452 705	659 550	3 848 992	22 432 824	1 519 021	23 951 845
		Mar-21	679 806	294 182	205 096	1 501 537	577 660	3 258 281	19 687 351	1 290 907	20 978 258
Inventory movement	(R'000)	Mar-22	(18 057)	(4 834)	(3 510)	29 796	265	3 660	46 080	(47 997)	(1 917)
		Mar-21	90 468	(5 413)	415	15 342	865	101 677	(36 469)	(10 398)	(46 867)
Operating costs	(R'000)	Mar-22	1 175 574	323 268	211 494	1 482 501	659 815	3 852 652	22 478 904	1 471 024	23 949 928
		Mar-21	770 274	288 769	205 511	1 516 879	578 525	3 359 958	19 650 882	1 280 509	20 931 391
Production profit	(R'000)	Mar-22	899 712	172 526	160 880	552 896	110 570	1 896 584	6 317 603	401 007	6 718 610
		Mar-21	462 608	178 948	164 801	812 068	148 156	1 766 581	7 451 101	1 783 479	9 234 580
Capital expenditure	(R'000)	Mar-22	124 165	13 140	12 519	22 872	118 960	291 656	3 362 917	1 103 885	4 466 802
		Mar-21	49 580	1 163	10 591	30 463	144 501	236 298	2 740 131	899 463	3 639 594
Cash operating costs	– R/kg	Mar-22	519 196	578 663	503 522	657 630	761 605	604 427	699 910	658 725	697 146
		Mar-21	495 485	501 162	483 717	560 066	701 044	553 377	625 591	368 936	599 910
Cash operating costs	– R/tonne	Mar-22	67	70	71	214	608	115	587	665	591
		Mar-21	61	63	68	209	515	120	619	469	607
Cash operating cost and capital	– R/kg	Mar-22	573 204	601 838	532 841	667 984	898 972	650 227	804 834	1 137 427	827 157
		Mar-21	531 622	503 143	508 696	571 429	876 409	593 509	712 662	625 999	703 991
All-in sustaining cost	– R/kg	Mar-22	557 865	600 758	540 332	661 570	910 825	645 432	797 014	1 239 065	825 925
		Mar-21	622 149	500 945	507 282	589 913	894 631	625 868	726 100	671 901	720 572
Operating free cash flow margin[2]	%	Mar-22	19%	31%	39%	28%	(1%)	22%	9%	(24%)	7%
		Mar-21	22%	37%	42%	34%	0%	27%	16%	28%	18%

¹ Includes a non-cash consideration to Franco-Nevada (Mar-22: R370.984m, Mar-21: R231.013m), excluded from the gold price calculation
² Excludes run-of-mine costs for Kalgold (Mar-22: R1.224m, Mar-21:- R2.703m) and Hidden Valley (Mar-22: R293.954m, Mar-21: -R16.974m)

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (US$/IMPERIAL)

		Nine months ended	SOUTH AFRICA
UNDERGROUND PRODUCTION
			Tshepong operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground
Ore milled	- t'000	Mar-22	1 287	774	678	153	347	724	380	505	403	—	5 251
		Mar-21	1 238	723	487	184	284	688	408	593	423	63	5 091
Yield	- oz/ton	Mar-22	0.131	0.202	0.213	0.235	0.098	0.118	0.120	0.217	0.112	—	0.157
		Mar-21	0.139	0.244	0.228	0.258	0.116	0.124	0.099	0.168	0.116	0.126	0.162
Gold produced	- oz	Mar-22	168 020	156 510	144 742	35 880	33 983	85 777	45 783	109 795	45 235	—	825 725
		Mar-21	172 263	176 378	111 209	47 486	32 858	85 617	40 348	99 506	48 869	7 941	822 475
Gold sold	- oz	Mar-22	169 209	156 445	145 160	36 170	34 208	87 771	45 687	111 757	45 525	—	831 932
		Mar-21	169 177	175 575	104 490	46 715	32 311	84 556	40 960	98 670	48 033	7 780	808 267
Gold price received	- $/oz	Mar-22	1 825	1 827	1 893	1 809	1 825	1 813	1 836	1 826	1 833	—	1 836
		Mar-21	1 695	1 707	1 809	1 717	1 705	1 718	1 749	1 710	1 625	1 820	1 718
Gold revenue[1]	($'000)	Mar-22	308 792	285 750	274 719	65 447	62 415	159 145	83 878	204 050	83 469	—	1 527 665
		Mar-21	286 784	299 668	189 062	80 189	55 094	145 300	71 658	168 771	78 074	14 161	1 388 761
Cash operating cost (net of by-product credits)	($'000)	Mar-22	249 990	205 408	217 369	59 097	63 447	121 234	88 613	152 456	74 195	—	1 231 809
		Mar-21	230 420	181 021	119 527	54 750	52 996	101 197	78 045	141 107	67 928	11 259	1 038 250
Inventory movement	($'000)	Mar-22	1 497	(4 571)	2 462	657	214	1 938	(386)	954	47	—	2 812
		Mar-21	(4 688)	510	232	(950)	(813)	(1 313)	429	(971)	(1 398)	232	(8 730)
Operating costs	($'000)	Mar-22	251 487	200 837	219 831	59 754	63 661	123 172	88 227	153 410	74 242	—	1 234 621
		Mar-21	225 732	181 531	119 759	53 800	52 183	99 884	78 474	140 136	66 530	11 491	1 029 520
Production profit	($'000)	Mar-22	57 305	84 913	54 888	5 693	(1 246)	35 973	(4 349)	50 640	9 227	—	293 044
		Mar-21	61 052	118 137	69 303	26 389	2 911	45 416	(6 816)	28 635	11 544	2 670	359 241
Capital expenditure	($'000)	Mar-22	72 284	39 298	28 371	1 687	9 667	21 758	18 259	9 826	2 427	—	203 577
		Mar-21	48 650	28 925	21 730	3 085	8 111	20 008	17 346	9 303	1 075	—	158 233
Cash operating costs	- $/oz	Mar-22	1 488	1 312	1 502	1 647	1 867	1 413	1 936	1 389	1 640	—	1 492
		Mar-21	1 338	1 026	1 075	1 153	1 613	1 182	1 934	1 418	1 390	1 418	1 262
Cash operating costs	- $/t	Mar-22	194	265	321	386	183	167	233	302	184	—	235
		Mar-21	186	250	245	298	187	147	191	238	161	179	204
Cash operating cost and capital	- $/oz	Mar-22	1 918	1 564	1 698	1 694	2 151	1 667	2 334	1 478	1 694	—	1 738
		Mar-21	1 620	1 190	1 270	1 218	1 860	1 416	2 364	1 512	1 412	1 418	1 455
All-in sustaining cost	- $/oz	Mar-22	1 869	1 481	1 747	1 737	2 161	1 602	2 318	1 497	1 753	—	1 721
		Mar-21	1 628	1 189	1 378	1 255	1 899	1 342	2 290	1 550	1 466	1 537	1 473
Operating free cash flow margin[2]	%	Mar-22	(4%)	14%	11%	7%	(17%)	10%	(27%)	20%	8%	0%	6%
		Mar-21	3%	30%	25%	28%	(11%)	17%	(33%)	11%	12%	20%	14%

¹ Includes a non-cash consideration to Franco-Nevada (Mar-22: US$24.590m, Mar-21: US$14.599m), excluded from the gold price calculation
² Excludes run-of-mine costs for Kalgold (Mar-22: US$0.081m, Mar-21:- US$0.168m) and Hidden Valley (Mar-22: US$19.484m, Mar-21: -US$0.574m)

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (US$/IMPERIAL)

		Nine months ended	SOUTH AFRICA							Hidden Valley	TOTAL HARMONY
			SURFACE PRODUCTION						TOTAL SOUTH AFRICA
			Mine Waste Solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface
Ore milled	- t'000	Mar-22	19 765	5 140	3 330	7 472	1 195	36 902	42 153	2 520	44 673
		Mar-21	12 362	5 124	3 322	7 932	1 236	29 976	35 067	3 033	38 100
Yield	- oz/ton	Mar-22	0.004	0.004	0.004	0.010	0.023	0.006	0.024	0.029	0.025
		Mar-21	0.004	0.004	0.004	0.011	0.021	0.006	0.029	0.037	0.030
Gold produced	- oz	Mar-22	73 915	18 229	13 728	71 020	27 842	204 734	1 030 459	74 139	1 104 598
		Mar-21	44 110	18 873	13 632	86 196	26 492	189 303	1 011 778	112 496	1 124 274
Gold sold	- oz	Mar-22	73 208	18 036	13 439	73 110	28 068	205 861	1 037 793	72 596	1 110 389
		Mar-21	43 082	18 648	13 696	84 331	26 589	186 346	994 613	112 945	1 107 558
Gold price received	- $/oz	Mar-22	1 543	1 822	1 837	1 845	1 819	1 732	1 816	1 709	1 809
		Mar-21	1 470	1 585	1 709	1 745	1 727	1 660	1 707	1 714	1 708
Gold revenue[1]	($'000)	Mar-22	137 558	32 863	24 682	134 914	51 064	381 081	1 908 746	124 086	2 032 832
		Mar-21	77 913	29 558	23 402	147 180	45 923	323 976	1 712 737	193 632	1 906 369
Cash operating cost (net of by-product credits)	($'000)	Mar-22	79 119	21 748	14 251	96 291	43 718	255 127	1 486 936	100 687	1 587 623
		Mar-21	42 961	18 591	12 961	94 891	36 506	205 910	1 244 160	81 580	1 325 740
Inventory movement	($'000)	Mar-22	(1 197)	(320)	(233)	1 975	18	243	3 055	(3 181)	(126)
		Mar-21	5 717	(342)	26	970	55	6 426	(2 304)	(657)	(2 961)
Operating costs	($'000)	Mar-22	77 922	21 428	14 018	98 266	43 736	255 370	1 489 991	97 506	1 587 497
		Mar-21	48 678	18 249	12 987	95 861	36 561	212 336	1 241 856	80 923	1 322 779
Production profit	($'000)	Mar-22	59 636	11 435	10 664	36 648	7 328	125 711	418 755	26 580	445 335
		Mar-21	29 235	11 309	10 415	51 319	9 362	111 640	470 881	112 709	583 590
Capital expenditure	($'000)	Mar-22	8 230	871	830	1 516	7 885	19 332	222 909	73 170	296 079
		Mar-21	3 133	73	669	1 925	9 132	14 932	173 165	56 842	230 007
Cash operating costs	- $/oz	Mar-22	1 070	1 193	1 038	1 356	1 570	1 246	1 443	1 358	1 437
		Mar-21	974	985	951	1 101	1 378	1 088	1 230	725	1 179
Cash operating costs	- $/t	Mar-22	4	4	4	13	37	7	35	40	36
		Mar-21	3	4	4	12	30	7	35	27	35
Cash operating cost and capital	- $/oz	Mar-22	1 182	1 241	1 099	1 377	1 853	1 341	1 659	2 345	1 705
		Mar-21	1 045	989	1 000	1 123	1 723	1 167	1 401	1 230	1 384
All-in sustaining cost	- $/oz	Mar-22	1 150	1 239	1 114	1 364	1 878	1 331	1 643	2 555	1 703
		Mar-21	1 223	985	997	1 160	1 758	1 230	1 427	1 321	1 416
Operating free cash flow margin[2]	%	Mar-22	19%	31%	39%	28%	(1)%	22%	9%	(24)%	7%
		Mar-21	22%	37%	42%	34%	—%	27%	16%	28%	18%

¹ Includes a non-cash consideration to Franco-Nevada (Mar-22: US$24.590m, Mar-21: US$14.599m), excluded from the gold price calculation
² Excludes run-of-mine costs for Kalgold (Mar-22: US$0.081m, Mar-21:- US$0.168m) and Hidden Valley (Mar-22: US$19.484m, Mar-21: -US$0.574m)

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman), JM Motloba* (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer),
BP Lekubo (financial director),
HE Mashego (executive director)
JA Chissano*^#, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, P Turner*^, JL Wetton*^, AJ Wilkens*
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120
COMPANY SECRETARIAT
E-mail: companysecretariat@harmony.co.za Telephone: +27 11 411 2359

TRANSFER SECRETARIES
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn,
NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1 886 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Proprietary) Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
ISIN: ZAE 000015228

HARMONY’S ANNUAL REPORTS
Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2021, are available on our website (www.harmony.co.za/invest).

FORWARD-LOOKING STATEMENTS
This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, impact of Covid-19 on our operational and financial estimates and results estimates of future earnings, and the sensitivity of earnings to the prices of gold and other metals prices estimates of future production and sales for gold and other metals, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the prices of gold and other metals, estimates of provision for silicosis settlement; estimates of future tax liabilities under the Carbon Tax Act, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operation, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions related to industrial action or health and safety incidents, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions, our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities, potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights, our ability to protect our information technology and communication systems and the personal data we retain, risks related to the failure of internal controls, the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 12, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director